[GRAPHIC OMITTED][GRAPHIC OMITTED]                            G. PATRICK CORYDON
BALDWIN & LYONS, INC.                               SENIOR VICE PRESIDENT/C.F.O.
[OBJECT OMITTED]
1099 North Meridian Street                    [GRAPHIC OMITTED]Fax: 317-715-9610
Indianapolis, IN 46204                       E-mail: corydon@baldwinandlyons.com
(317) 636-9800


August 7, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      RE: Form 1O-K - Y/E December 31, 2005
                               File No. 000-05534

Dear Mr. Rosenberg:

The facsimile transmission of your letter, dated August 1, 2006, arrived last week when I was out of the office. We will begin immediately to draft our response to your questions; however, because of the detail required in your inquiry and vacation schedules of our actuarial personnel, it will not be possible for us to have this completed within the 10 days specified in your letter.

In order to provide a thorough response, including appropriate involvement by our audit committee and independent auditors, I respectively request an extension of time to reply until August 31, 2006.

You can reach me at 1-800-231-6024, ext. 355 should you have any questions. My facsimile and email detail is shown in this letterhead.

Regards,

/s/ G. PATRICK CORYDON

Copy: Nick Frenzel - Audit Committee Chairman
      Gary Miller

VIA FACSIMILE (202-772-9217)